# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ANI Pharmaceuticals, Inc., CIK 0001023024
CUSIP: 00182C103
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 210 Main Street West, Baudette, Minnesota (MN), 56623
Date of event which requires filing of this statement: 03/11/2025
Amends the filing with accession number 0001104659-13-052713
Filed by CIK 0001580170
Persons authorized to receive notices and communications: Robert A. Graham, MVP Capital, 259 N. Radnor-Chester Road, Suite 130, Radnor, Pennsylvania (PA), 19087, (610) 254-2999

## Reporting persons
- Meridian Venture Partners II GP, L.P. ("GP") (CIK 0001580170): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,164,381; sole dispositive power 0; shared dispositive power 1,164,381; aggregate amount beneficially owned 1,164,381 (5.4% of the class)
- Meridian Venture Partners II, L.P. (CIK 0001109507): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,164,381; sole dispositive power 0; shared dispositive power 1,164,381; aggregate amount beneficially owned 1,164,381 (5.4% of the class)
- Meridian Venture Partners II, Co. (CIK 0001580169): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,164,381; sole dispositive power 0; shared dispositive power 1,164,381; aggregate amount beneficially owned 1,164,381 (5.4% of the class)
- Robert E. Brown, Jr. (CIK 0001579672): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 20,189; shared voting power 1,164,381; sole dispositive power 20,189; shared dispositive power 1,164,381; aggregate amount beneficially owned 1,184,570 (5.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: ANI Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 210 Main Street West, Baudette, Minnesota (MN), 56623

## Item 4. Purpose of Transaction
Purpose of transaction: The shares of Common Stock owned by the Reporting Persons were acquired solely for investment purposes.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days: During the past sixty days the Reporting Persons sold an aggregate of 50,000 shares of Common Stock. On March 10, 2025, the Report Persons sold 2,620 shares at a price of $60.0466 per share. On March 11, 2025, the Reporting Persons sold 47,380 shares at a price of $61.2925 per share.

## Signatures
- Meridian Venture Partners II GP, L.P. ("GP"): /s/ Robert E. Brown, Jr., Robert E. Brown, Jr. (03/13/2025)
- Meridian Venture Partners II, L.P.: /s/ Robert E. Brown, Jr., Robert E. Brown, Jr. (03/13/2025)
- Meridian Venture Partners II, Co.: /s/ Robert E. Brown, Jr., Robert E. Brown, Jr. (03/13/2025)
- Robert E. Brown, Jr.: /s/ Robert E. Brown, Jr., Robert E. Brown, Jr. (03/13/2025)